                        PIONEER FINANCIAL SERVICES, INC.
                        4700 Belleview Avenue, Suite 300
                           Kansas City, Missouri 64112

Dear  Debentureholder:

         As is explained in more detail in the prospectus accompanying this letter, we are offering to repurchase the Pioneer Financial Services debentures issued or renewed since January 1, 2002. We urge you to carefully read the enclosed prospectus for a complete description of the terms and conditions of this rescission offer before deciding whether or not to tender your debentures to us for payment.

         If, after reviewing the attached prospectus you have unanswered questions about this rescission offer, you may contact Melissa Kuhn, Investment
Analyst, at 816-756-2020 or via e-mail at mkuhn@askpioneer.com. Please be advised, however, that neither the Company nor any of our employees may make any recommendation to you with respect to whether to accept or reject this offer.

         While all of the debentures affected by this recission offer were registered with the Securities Division of the Missouri Secretary of State, we
recently discovered that the exemption from registration under the Securities
Act of 1933 that we relied on may not have been available due to the increased scope in our business activities in recent years. We do not believe or admit that we violated any federal securities law; however, we believe that it is in the best interests of the Company to make this recession offer at this time.

         Please note you are not required to accept this offer.

                                     Sincerely,

                                     William D. Sullivan
                                     Chief Executive Officer